September 18, 2015	News Release 15-18

SILVER STANDARD DISCOVERS HIGHER GRADE MINERALIZED AREA
AT THE MARIGOLD MINE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces the discovery of a new gold mineralized area at its Marigold mine (“Marigold“) in Nevada, U.S. referred to as the HideOut area.

Selected Drillhole Highlights:

Mineral Resources development drilling identified a new higher grade mineralized center known as the HideOut area, located southeast of the 8 South pit.

▪	Drillhole MR-6170 intersected 2.47 g/t gold over 76.2 metres from 152.4 metres below surface, including 5.44 g/t gold over 30.5 metres from 161.5 metres below surface.

▪	Drillhole MR-6149 intersected 2.05 g/t gold over 33.5 metres from 175.3 metres below surface, including 4.31 g/t gold over 13.7 metres from 189.0 metres below surface.

▪	Drillhole MR-6159 intersected 1.91 g/t gold over 54.9 metres from 121.9 metres below surface, including 2.91 g/t gold over 32.0 metres from 128.0 metres below surface.

Paul Benson, President and CEO said, “The discovery of another mineralized area with intercepts above average reserve grade, related to our recent 8SX and 8D discoveries, continues to build exploration upside at Marigold. Our exploration team is unlocking value with an ultimate goal of mine life extension and driving better margins through these higher grade discoveries.”

Mineral Resource Development Drilling

The 2015 Mineral Resources development program at Marigold is targeting the discovery and development of gold mineralization proximal to the open pits. The primary objective of the program is to upgrade Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources to Mineral Reserves. In addition to the previously reported discoveries of the 8 South pit extension (“8SX”) area and the 8D area, recent exploration drilling at Marigold identified a new mineralized center outside the current resource envelope called the HideOut area, with intercepted grades higher than the Mineral Reserves cut-off grades. HideOut is located 800 metres south of the 8SX area and 60 metres north of the ultimate pit limit. A total of 3,860 metres in 15 reverse circulation drillholes were completed at the HideOut area in the third quarter of 2015.

The HideOut gold mineralization is hosted by Antler Formation carbonate rocks, is oxidized and therefore recoverable using the heap leach process at Marigold. The HideOut area has not previously been drilled and is open to the north into the 8SX area. The mineralized centers at the HideOut and 8SX areas are covered by rock stockpiles. Assay results through these rock stockpiles indicate gold grades above the Mineral Reserves cut-off grades. These rock stockpiles can be considered as low grade mineralization. The rock stockpile assay intervals above the HideOut bedrock mineralized zones are included in all down hole lengths.

Refer to Figure 1 for the location of drillhole collars. Selected results from eight drillholes with higher-grade gold intercepts are included in Table 1. A list of drillhole collar details is included in Table 2.

Next Steps
The HideOut results will be included in an updated Mineral Resources estimate for Marigold reported in our annual 2015 Mineral Resources and Mineral Reserves statement to be published in the first quarter of 2016.

Figure 1. Drillhole location plan map for exploration drill program at the HideOut area at the Marigold mine, Nevada, U.S.

HideOut - Drilling
2015 RC Drillholes
Pre- Q3 2015 collars
LOM Pit outline
Rock Stockpiles
Leach Pads
Backfill
8 South Mined Pit
8SX Resource Outline EOY 2014
N
100 metres
NNE Structure
MR6153
MR6152
MR6149
MR6154
MR6150
MR6128
MR6170
MR6151
MR6129
MR6127
MR6159
MR6130
MR6156
MR6155
MR6158
20100 N
17600 N

Table 1. Selected drillhole highlights from the Marigold exploration drill program at the HideOut area.

Hole ID	From (metres)	To (metres)	Width (metres)	Gold Grade (g/tonne)
MR6127	158.5	228.6	70.1	0.64
Including	175.3	189.0	13.7	2.06
MR6149	175.3	208.8	33.5	2.05
Including	189.0	202.7	13.7	4.31
MR6150	176.8	245.4	68.6	0.58
Including	187.5	198.1	10.7	2.66
MR6151	140.2	187.5	47.2	0.92
Including	153.9	169.2	15.2	1.94
MR6153	175.3	216.4	41.1	0.61
Including	190.5	199.6	9.1	1.65
MR6158	140.2	199.6	59.4	0.56
MR6159	121.9	176.8	54.9	1.91
Including	128.0	160.0	32.0	2.91
MR6170	152.4	228.6	76.2	2.47
Including	161.5	192.0	30.5	5.44

Notes: Selected results for down hole intercepts 25 grams x metres and higher. Width values refer to length of down hole intercept. Holes MR-6128, MR-6129, MR-6130, MR-6152, MR-6154, MR-6155, and MR-6156 returned resource grade intercepts.

Table 2. Drillhole collars (Marigold mine, Nevada, U.S.)

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (metres)
MR6127	4508895	485808	1605	196	-89	245
MR6128	4508941	485854	1605	76	-89	276
MR6129	4508896	485899	1605	0	-90	245
MR6130	4508849	486026	1598	67	-89	184
MR6149	4508941	485807	1605	199	-90	276
MR6150	4508987	485831	1604	18	-89	276
MR6151	4508896	485852	1605	145	-90	245
MR6152	4508987	485784	1605	211	-90	276
MR6153	4509014	485843	1605	227	-89	276
MR6154	4508942	485762	1605	334	-89	276
MR6155	4508851	485777	1591	348	-90	245
MR6156	4508850	485746	1591	249	-90	245
MR6158	4508852	485808	1591	135	-90	245
MR6159	4508849	485837	1591	44	-90	276
MR6170	4508908	485829	1605	193	-90	276

Sampling and Analytical Procedures

All drill samples in respect of the program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. (“AAL”) in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from Silver Standard. Fire assay was completed on a 30 gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma (“ICP”) finish after a two acid digestion. Samples with assay results greater than 10 g/t were fire assayed on a 30 gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control (“QA/QC”) program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.
Qualified Persons
The scientific and technical data contained in this news release has been reviewed and approved by James N. Carver, SME Registered Member, and Karthik Rathnam, MAusIMM (CP), each of whom is a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Carver and Mr. Rathnam are employed at Marigold as our Chief Geologist and Senior Resource Geologist, respectively.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future.. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; our senior secured revolving credit facility; our announced acquisition of the Valmy Property; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.